UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
001-32273
NOTIFICATION OF LATE FILING
CUSIP NUMBER
46058Y109

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  June 30, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Internet America, Inc.

Full Name of Registrant

Former Name if Applicable

6210 Rothway Street, Suite 100

Address of Principal Executive Office (Street and Number)

Houston, TX 77040

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10K for the year ended June 30, 2014 (the “Report”) within the prescribed time period.  It has taken additional work and longer duration to get concurrence relating to an accounting matter.  The delay could not have been eliminated without unreasonable effort or expense.  The Registrant intends to file the Report on or prior to the fifteenth calendar day following the prescribed due date for the Report.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William E. Ladin, Jr.	713	968-2500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

 Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the results of the annual review to date, the Registrant expects the following variances in the results of operations for the twelve months ended June 30, 2014 as compared to the results of operations for the twelve months ended June 30, 2013:

•	Revenue for the twelve months ended June 30, 2014 will be approximately 3.9% more than the revenue for the twelve months ended June 30, 2013.

•	Income from operations for the twelve months ended June 30, 2014 will be approximately 2.1% more than the income from operations for the twelve months ended June 30, 2013.

•	Operating expenses for the twelve months ended June 30, 2014 will be approximately 4.1% more than the operating expenses for the twelve months ended June 30, 2013.

•	Income before income tax expense (benefit) for the twelve months ended June 30, 2014 will be approximately 2.8% more than the income before income tax expense (benefit) for the twelve months ended June 30, 2013.

•	Net income for the twelve months ended June 30, 2014 will be approximately 31.9% more than the net income for the twelve months ended June 30, 2013.

Internet America, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 30, 2014	By.	/s/ William E. Ladin, Jr.
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).